UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 3, 2009

HADERA PAPER LTD.
(Translation of Registrant’s Name into English)

P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes     ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Hadera Paper Ltd. (the “Company”) (AMEX:AIP) announced that the Company intends to forward to analysts of the capital market several newsletters with regard to Company’s activity and also the words of Company’s CEO and an interview with associated company CEO, not for themselves obligates publication of an immediate report.

Since the above-mentioned, may include information that was not previously presented in the frame of Company’s reports and/or information that was differently presented at Company’s reports, the Company is hereby attaching the aforesaid words of Company CEO, attached hereto as Exhibit 1, the interview with associated company CEO, attached hereto as Exhibit 2, and the newsletters forwarded to analysts, attached hereto as Exhibit 3, to err on the side of caution.

The above-mentioned information may contain forward-looking information as defined in the Israeli Securities Act, and merely consists of forecasts and estimates by the Company, based on information available to the Company as of the report date, internal assessments and Company expectations. These forecasts and estimates by the Company may not materialize, in whole or in part, or may materialize in a manner different than that expected, inter alia as to factors which lie outside the control of the Company.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HADERA PAPER LTD. (Registrant) By: /s/ Lea Katz —————————————— Lea Katz Corporate Secretary

Dated: May 3, 2009

EXHIBIT INDEX

Exhibit No.	Description

1.	Words of Company CEO dated May 3, 2009.

2.	Interview with associated company CEO dated May 3, 2009.

3.	Newsletters dated May 3, 2009.

Exhibit 1

Hadera Paper Group – Newsletter No. Two

A message from the company’s CEO:

In addition to the strategic investment in the company’s operations in Turkey, the work plan of the Hadera Paper Group for 2009, also focuses on additional strategic objectives:

The new power station project – The station is intended to supply steam and electricity to the manufacturing array at Hadera, while selling surplus electricity to Israel Electric Company and/or to private customers, up to a volume of 230 MW. Hadera Paper is closely monitoring the availability of natural gas in proximity to the site at Hadera, that may represent an alternative and competitive solution for the current supply from EMG, for the purpose of realizing the project.

Expansion of the manufacturing array for recycled packaging paper – construction of the new manufacturing array at an investment of NIS 690 million, is progressing according to plan. The material preparation system and the principal structure of the machine are both in advanced construction stages and the array is planned to enter into full production next year.

The 2008 results, as well as the analysis of the company’s business and financial position, both clearly indicate that the Hadera Paper Group is positioned to deal with the global financial crisis and the local slowdown as a company that is both efficient and competitive on a global scale. We estimate that most of the fields of operation of the group companies, focusing on basic consumer goods, are not expected to experience a considerable decrease in demand during a recession. The continuing implementation of the operational efficiency measures, coupled with savings in purchasing, alongside the successful realization of the business plans – are all expected to lend support to the company’s performance, even during a global and local recession.

Sincerely Yours, Avi Brener CEO, Hadera Paper Group

Exhibit 2

Interview with Mr. Ari Malmoud - CEO of Kimberly-Clark Turkey

“The global crisis is an opportunity, it will
enable us to realize the business plans
earlier than anticipated”

Kimberly-Clark Turkey - or KCTR - is a subsidiary of Hogla Kimberly, the partnership between Hadera Paper Group and global corporation Kimberly-Clark. The company is active in the female hygiene sector and the baby sector in Turkey. The company has been active since 2005, operating on the basis of an organized strategic plan that was prepared and is being implemented in conjunction with the international partner, Kimberly-Clark. The plan has set as an objective to grow and reach a volume of operations of $300 million by 2015, along with operating income of at least $30 million.

2008 represented an additional peak year for Hogla Kimberly - in terms of both sales and profits from the overall business operations in Israel and Turkey.

One of the factors responsible for the constant improvement in the company's results in Turkey is the advanced manufacturing site that currently serves as a regional Kimberly-Clark diaper manufacturing center, whose products are exported to 22 different countries throughout Europe and the Middle East, a fact that decreases the level of business risk and offers protection against the devaluation of the Turkish currency. Alongside a considerable expansion in export operations to countries in the region, the company is gradually reinforcing its competitive standing within Turkey. The company's continuing marketing and advertising operations, while establishing the strength of Kimberly-Clark's international brands in Turkey, has led to consistent growth in sales over eight consecutive quarters, alongside a considerable reduction in the operating loss. The operating loss of the operations in Turkey has decreased from NIS 73.7 million in 2007, to NIS 33.4 million in 2008.

KCTR possesses an important strategic agreement with Unilever, pursuant to which Unilever Turkey distributes the Kimberly-Clark Turkey products to the private sector, except for sales and distribution to food retail chains, that is done directly by KCTR.

Mr. Ari Malmoud, CEO of Kimberly-Clark Turkey for the past three years, has served in senior management positions at the company for 14 years, was recently appointed by the company's board of directors as the new CEO of Hogla Kimberly and is taking over responsibility for operations in Israel and Turkey.

Ari Malmoud: "KCTR is actually ahead of the business and marketing objectives that were set, is growing at a double-digit annual rate, and is constantly reducing the operating loss that derives from investments in advertising and sales promotion so as to establish the brands".

What are the far-reaching changes that you have made to the company's operations in Turkey?

"First of all we initiated a series of measures to empower the professional management team, that currently consists of talented young executives, possessing proven experience, from Kimberly-Clark Europe, Unilever, Danone and additional giants in this area. This move led to a significant change in the internal working processes and enabled us to shift our focus toward the financial results. Second, the company's plant in Turkey needed to undergo a serious upgrading. This move was implemented in the course of the last three years and we are currently proud to say that the KCTR plant in Turkey is considered to be one of the most successful Kimberly-Clark plants in the world in terms of product quality as well as in terms of any accepted operational efficiency index at Kimberly-Clark".

What can you say about the Turkish market today?

"It is entirely evident that the crisis is also affecting the Turkish market. Turkey is highly dependent on international trade, with exports ranging between $130-140 billion a year. The economy suffered greatly over the past several months. Most of the damage has been experienced in the automobile industry and in the textile industry - that fell dramatically. The consumer products sector has seen a far smaller decrease, as demand was seen to be practically rigid. As to diaper and feminine hygiene products, the penetration rate in Turkey in these categories is relatively low. This is the reason why Turkey was defined as one of the highest growth countries in terms of Kimberly-Clark's global operations. We estimate that the current recession will somewhat impair the anticipated growth rate in the diaper market, that will experience a decline from a level of 10%-12% a year to a level of approximately 5% a year".

Is there a chance that the KCTR business environment will deteriorate?

“Hadera Paper and Kimberly-Clark consider the Turkish market to be a long-term strategic investment. This is a huge consumer market with more than 70 million people, representing a great business and competitive opportunity for KCTR. When I am asked about the chances for a deterioration in the business environment of KCTR, I normally show the graphs of the market share figures that we managed to capture within a short period of time, so as to illustrate the volume of the inherent potential of the Turkish market for us. The Huggies brand is growing more powerful every day and has recorded an impressive leap in the past six months. Huggies products currently enjoy a market share of 12% of the diaper market in Turkey. In the first quarter of 2009 alone, extraordinary growth of 40% was recorded in the sale of Huggies products in relation to the previous quarter. This growth is attributed to the continuing expansion of our distribution in the market. Kotex products have thus far reached a market share of 10% in Turkey, within a period of only 18 months, in a market that is characterized by a high level of product loyalty”.

Will the growing power of your brands enable you to decrease the volume of investment in advertising and sales promotion?

"The volume of our investment in advertising and sales promotion continues to remain high in order to lend support to our brands and to continue to encourage consumers in the markets to try our products. In 2009, we will continue to invest in the Huggies and Kotex brands so as to achieve greater sales and market shares, while continuing to improve both the gross and operational profitability. I expect to see a greater return on our investments in advertising this year, due to a significant decrease in media prices".

What is the significance of your strategic partnership with Unilever?

"As a result of this agreement, we have joined a company whose business turnover, in Turkey alone, is estimated to total(euro)1.5 billion. A company with a powerful and efficient sales mechanism, with dozens of distributors and approximately 50,000 points of sale. The results of this agreement are evident in our annual double-digit growth in the KCTR sales turnover and in the company's improving gross margin, that is also attributed to an improvement in our collection levels. The agreement has improved our market coverage, as it opened to KCTR the sales potential of 85% of the Turkish market in financial terms (weighted distribution), as compared with 60% prior to signing the agreement. Moreover, the agreement has enabled us to further lower the business risk, since we are currently directly exposed to a smaller number of customers, while in parallel, we have more than doubled the overall number of our customers, while also working with more profitable customers. Thanks to the important collaboration with Unilever, we have also accelerated the rate of production at the diaper plant, and we will pass the level of 1 billion diapers per year for the first time this year".

Are the selling prices of your product expected to decrease?

"I do not expect the prices of feminine hygiene products and diapers to decrease in the Turkish market, since these were initially low in relation to parallel products worldwide. It is important to realize that a comparison between the prices of our products and brands to those of Procter & Gamble, the leader in the Turkish diaper category, reveals that the price of Huggies is currently approximately 10% lower than the competitor's price, although it is higher than the other local competitors in the market. As to Kotex products, the price is similar and perhaps even slightly higher than the Procter & Gamble prices. This is a testament to the power of the brand".

To what extent may the current economic crisis affect the KCTR operations?

"In general, the Turkish market is characterized by fierce competition, with Procter & Gamble as well as several local companies operating in a competitive and aggressive manner, yet I am nevertheless more optimistic than ever. As far as we are concerned, the current crisis is also an opportunity. It is entirely clear that for several of our local competitors, the current crisis renders it extremely difficult to support their products. In my opinion, the crisis will create a new situation where the weaker players will become even weaker, while the stronger players in the market will grow stronger. This new situation will enable us to realize and implement our business plans for KCTR earlier than originally planned and I believe that we will see this improvement occurring from one quarter to the next in the course of the year".

What are the company's objectives for 2009?

"The KCTR strategic working plan for 2009 consists of continuing the company's success in four areas of operation: Continuing construction and improvement of internal company processes; developing and expanding manufacturing capabilities both for local consumption and as a regional production center; strengthening and establishing the sales network and adapting it for the strategic cooperation with Unilever in Turkey; and the continuing reinforcement of the international brands - Huggies and Kotex.

"Looking forward to 2009, we are closely monitoring the opportunities that lie ahead. I believe that it is entirely possible that we will witness the departure of competitors from the market or measures of consolidation within the sector. The management focus in 2009 will be devoted to continuing growth and strengthening in the local market in Turkey and in the production volumes at the plant, so as to enable KCTR to increase the sales turnover and to continue to reduce the loss, until it reaches operational equilibrium. At a later stage, according to the business plan formulated with Kimberly-Clark, it will become a profitable company with a sales volume of $300 million".

Exhibit 3

Part Three - Collection of Press Releases:

1. Expanding the business partnership with Kimberly-Clark Turkey

Hadera Paper's strategic investment in Turkey:

KCTR, the strategic partnership between Hadera Paper and Kimberly-Clark, has launched a new manufacturing line for disposable diapers at the company's site in Turkey, at an investment of NIS 5 million. The new manufacturing line will increase the production volumes in order to meet growing local demand for Huggies diapers and for exports to 22 KC companies throughout Europe, the Middle East and Africa. The plant is expected to produce over 1 billion diapers a year and the expansion of the production volumes will significantly contribute to the lowering of manufacturing costs and to improving KCTR's competitive capabilities in the Turkish market.

2. Integrating between environmental quality and business leverage:

Agreement for the sale of carbon emission rights until 2012 - estimated revenues of NIS 7 million

Pursuant to the decision by Hadera Paper, nearly 2 years ago, to transform its power station from the use of fuel oil to the use of natural gas, the Hadera Paper Group has signed an agreement with TEP (Trading Emissions PLC), a company specializing in the trade of carbon emissions, allowing TEP to trade in the rights of Hadera Paper related to carbon emissions between 2008 and 2012. The volume of revenues over the entire term of the agreement is estimated at NIS 7 million. The international carbon emissions market currently consists of the European trade platform, in addition to direct trade in carbon emission rights. Avi Brener, CEO of Hadera Paper Group: "The agreement for the sale of carbon emission rights that was signed with us serves as an additional indication of the group's excellence in caring for the environment, while directly contributing to the group's operational profitability in the coming years".

3. EFFIE AWARDS FOR MARKETING

KCTR Recently won two EFFIE awards. The award is granted by the committee for marketing excellence, in Turkey. The award is considered to be the Oscar of marketing and is granted for marketing initiatives that successfully managed to create business return. The company won two awards, first place and second place in the Personal Care category. Kotex - The award was granted for the introduction of the Kotex brand into the Turkish market, as reflected by attaining high market shares within a short period of time, while facing a large and long standing competitor in the market - Procter & Gamble. Huggies Little swimmers - The award was granted the successful introduction in the new product category of disposable swimsuits for babies.